Exhibit 99.1

SSU Secures €150 million Financing Commitment to Fund Organic Growth with €200 million Upsize Option for Potential M&A

Berlin, Germany (August 16, 2022) – SIGNA Sports United N.V. (the “Company”) and SIGNA Holding GmbH (“SIGNA Holding”), an affiliate of the Company’s largest shareholder SIGNA International Sports Holding GmbH (“SISH”) have entered into commitments to provide the Company €150 million of capital in accordance with the requirements under the amendment to the revolving credit facility agreement (the “RCF”) between the Company’s subsidiary SIGNA Sports United GmbH (“SSU GmbH”) and its lenders.

As disclosed on May 31, 2022, the Company anticipates the €100 million equity contribution to be funded pursuant to the RCF at the latest by the end of its fiscal year 2022 via a capital increase or other form of capital raising. On August 15, 2022 the Company has signed a binding term sheet with SIGNA Holding pursuant to which the Company will issue to SIGNA Holding GmbH, on or around September 27, 2022, E+4.00% senior convertible unsecured notes in an aggregate principal amount of €100 million due in 2028 with a conversion price of $10 per share, thereby satisfying the requirements under the RCF. The convertible notes will in addition carry a payment in kind coupon of 7.00% to be accrued annually. The conversion price represents a conversion premium of 65.6% over the Company’s stock sale price of $6.04 per share on the New York Stock Exchange NYSE as of August 12, 2022 market close. The Company will also grant an upsize option in an amount of up to €200 million to SIGNA Holding GmbH under the convertible notes.

In addition, on July 25, 2022, the Company entered into a second €50 million revolving credit facility agreement with SIGNA Holding. This facility is intended to meet SIGNA Holding’s obligation to provide SSU GmbH with an additional amount of up to €50 million at the latest during the Company’s fiscal year 2023 in accordance with the terms of the revolving credit facility amendment, as disclosed on May 31, 2022. The revolving credit facility will be utilized to fund working capital needs, capital expenditures and general corporate purposes.

The Company is confident the €150 million of liquidity commitments will be sufficient to fund its current organic growth plans through to the end of fiscal year 2023, with the additional €200 million supporting its inorganic growth plans in the medium-term, should the option be exercised.

Forward Looking Statements

These forward-looking statements include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Company; future opportunities for the Company; future planned products and services; business strategy and plans; objectives of management for future operations of the Company; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Company’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Company’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behaviour on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Contacts

SSU Press Contact

Justine Powell

j.powell@signa-sportsunited.com

+49 1523 464 9843

SSU Investors Contact

Alima Levy

a.levy@signa-sportsunited.com

+49 174 730 4938

About SIGNA Sports United:

SIGNA Sports United is a specialist online sports retail and tech company. We own companies and brands in various sports including bike, tennis, outdoor and team sports. We sell equipment and apparel via our 100 own online stores, collaborate with 500+ independent brick and mortar shops, and partner with over 1000 sports brands. Together we serve 7+ million customers around the world.

SIGNA Sports United companies and brands include Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, CAMPZ, Addnature, Tennis-Point, TennisPro, and OUTFITTER. Further information: www.signa-sportsunited.com.

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